December 6, 2004


David V. Harper
Vice President and Chief Financial Officer
Veri-Tek International, Corp.
50120 Pontiac Trail
Wixom, MI 48393


Re:	Veri-Tek International, Corp.
	Amendment No. 2 to Registration Statement on Form S-1
	filed November 30, 2004
	Registration No. 333-118830

Dear Mr. Harper:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

	Additional Considerations - Page 3

1. Please clarify in this section, and in the other appropriate places in your prospectus, that when the outstanding balance under your current credit facility is transferred to your new credit facility the old credit facility will be terminated.

2. Also disclose the amount of proceeds that you will use to repay indebtedness. Since you are using part of the proceeds to pay off the existing credit facility, why do you state the indebtedness will be shifted to a new facility? Revise here and under the "Use of Proceeds" caption on page 25.

Summary Financial Data and Selected Financial and Operating Data -
Pages 6 and 31

3. Please revise the table and related disclosures on pages 8 and 9, and the similar information on pages 34 and 35 to address the following comments:
a) Remove the outstanding share and earnings per share information for the historical combined year ended December 31, 2003. The information in this column should be consistent with the information presented in the comparable column in the table on page 6.

b) Revise the historical combined year ended December 31, 2003 to conform the numbers to those presented in the corresponding column on page 6. We note certain numbers do not agree between the two tables.

c) Revise the introductory paragraph to clearly state that the pro forma balance sheet assumes the transactions occurred as of September
30, 2004 only.

d) Revise the introductory paragraph and the pro forma information to address the shares assumed outstanding in the periods. The disclosures should only consider shares that will be issued in order to pay off the debt and the shares that will be issued upon conversion of the debt.

e) Revise to remove the pro forma balance sheet columns for the year ended December 31, 2003.

f) Revise footnote (1) to remove the reference to the assumed net proceeds of $13,350.

g) Revise footnote (3) and the pro forma table to adjust the cash amounts only by proceeds and the amounts required to pay down the debt at September 30, 2004 ($8.824). Please note that the pro forma balance sheet shall be as if the transactions occurred on September
30, 2004, and therefore there would be no cash savings due to reduced interest expense.

h) Revise footnote (6) to state the full amount of the debt balance, including accrued interest, that is being converted as $7,058 and also to indicate the number of shares that are assumed to be issued in connection with the debt conversion

i) Revise footnote (7) to state the full amount of the debt balance that is being converted as $7,058.

Capitalization - Page 23

4. We are unable to reconcile the pro forma and pro forma as adjusted figures for common stock to the pro forma information provided on page 9. Please supplementally provide us with details or revise the filing to conform.
5. Tell us why you are referring to the conversion of the subordinated debt as of October 30, 2004. Revise to only assume the conversion of your debt outstanding at September 30, 2004. Please note this comment also applies to pro forma information presented elsewhere in your prospectus.
6. In addition, revise to clarify whether the number of shares (1,195,900) is a fixed number, or if that number may fluctuate based on the final offering price. It appears that this number is based on the conversion of a $7,175,000 debt balance using the assumed offering price of $6.00 per share. Unless you have a firm agreement to issue 1,195,900 shares upon conversion of any amount of debt outstanding, revise the table to only reflect the conversion of $7,058,000 debt outstanding at September 30, 2004 in to the appropriate number of shares using the $6.00 mid-point of the expected price range of the common stock.
7. We are unable to reconcile to your pro forma, as adjusted, net tangible book value of $13.9 million. Please supplementally provide details of your calculation.

Use of Proceeds - Page 25

8. Disclose here and in the Liquidity section what sources of funds you used to reduce the amount outstanding under the credit facilities from $8.8 million as of September 30, 2004, to $6.8 million as of November 24, 2004.

History of the Company - Page 20

9. We refer to our prior comment 17, and note your response to our prior comment 23. Please expand your discussion of the history of the company to explain, as you have done in your response to our prior comment 23, that the business purposes of structuring Quantum
Value Partners` investment in Veri-Tek International, Corp. as a purchase of assets was an effort to minimize Quantum-Veritek`s liability for unknown liabilities of Veri-Tek International. Corp. and to allow Mr. Juranitch to receive cash, through his ownership of
JCJ International, Inc., in recognition of the significant equity investment made by him to capitalize and develop the predecessor company. In addition, please indicate that the purchase price of $6 million cash was ultimately paid out to JCJ International, Inc. which is wholly owned by Mr. Juranitch.

10. Expand to discuss the 300-for-1 stock split and the resulting increase in equity ownership for Mr. Juranitch and Quantum-Value
Partners.

Management`s Discussion and Analysis...

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003 - Pages 37 to 38

11. We see your response to prior comment 34.  However, your response
raises additional questions. For example, your response indicates consideration of achievement of milestones, but your disclosures indicate the use of the cost-to-cost method. Specifically, on page
43, you state "this input includes the total hours of labor and material utilized to date and estimates of the labor and material necessary to complete the project." Please supplementally respond to the following:
a) Clarify whether you are applying an input measure  - i.e., cost-
to-cost, or an output measure - i.e., milestones.  Revise your filing
to clearly state the method used.  Please refer to paragraphs 43-
51
of SOP 81-1.

b) In addition, refer to the alternative outlined in paragraphs 80 and 81 of SOP 81-1 for computing income earned for a period and describe the method you use.

c) Your response states that you consider the need for increased costs in your initial estimates. However, we note that your results for the nine months ended September 30, 2004 included a decline in gross profit margin to 26%, compared to 52% for the comparable 2003 period and 50% for the full year ended December 31, 2003. If you use a cost-to-cost input measure, these increased costs would generally be considered in the initial projections and the gross profit margins would remain consistent throughout the project. To the extent you use a cost-to-cost input measure, please tell us why this was not the case for your projects.

d) You state in your response that you are able to plan for expedited material purchases and labor needs. To the extent this represents a trend, disclose that information to investors in your Management`s Discussion and Analysis.

Certain Relationships - Page 69

12. Expand to discuss the issuance of 10,000 shares to Mr. Juranitch and Quantum Value Partners in October 2003 for $100,000, the subsequent resale of shares by Mr. Juranitch to certain officers and directors, and the July, 2004, 300-for-1 stock split authorized by the Board of Directors. Specifically state that the recipients of the additional shares as a result of the stock split paid no additional consideration.

13. Revise the second paragraph to disclose the number of shares that will be issued upon conversion of the debt and that the shares will be issued to Quantum Value Partners, your major shareholder.

Principal Shareholders - Page 70

14. Disclose the number of shares that will be issued upon conversion of the debt to common stock and how the issuance of those shares will change the beneficial ownership table.

Directed Share Program

15. Please supplementally tell us the dates of the meetings referred to in the e-mail to the potential participants in your directed share program and the date on which the e-mail was sent. Also tell us the number of recipients of the e-mail. In addition, please supplementally describe the mechanics of how and when the shares will be offered and sold in the directed share program. For example, tell us the procedures the participants in the directed share program must follow in order to purchase the offered securities, and whether those participants will be required to establish a brokerage account with your underwriter before or after the effective time of your registration statement and when those participants will be required to fund those accounts.

16. We note your response to comment 42. Please provide us with a thorough legal analysis as to how your communications to date with the potential participants in your directed share program complied with Section 5 of the Securities Act of 1933, as amended. We note that your e-mail communication to potential participants does not constitute a prospectus that complies with Section 10, nor was it accompanied or preceded by a Section 10 prospectus. Also, it appears that the e-mail does not fall within the safe harbor provisions of Rule 134. We will have further comments.

Note A. Basis of Presentation - Page F-8

Accounts Receivable Trade

17. We see your response to prior comment 48 and the revised disclosure. Please address the following:
a) Consistent with your response, revise your policy to state instead that you have not historically experienced material losses as a result of bad debts and, therefore, you have not provided for such losses in prior periods. Also consider including the information presented in the second and third sentences of your response.

b) Confirm to us that you will comply fully with US GAAP in this regard in all future periods and revise the interim financial statements or your subsequent events footnote to indicate your adoption of that policy.

c) Please revise to clarify that this policy also applies to your unbilled receivables, if true. Otherwise, disclose your policy for estimated losses for unbilled receivables.

Note B. Acquisition of JCJ International, Inc. - Page F-13

18. We see your response to prior comment 55. Please respond to the following:
a) Tell us why you believe assigning the entire excess value to goodwill rather than to amortizable intangible assets results in a more conservative treatment. We note that absent any goodwill impairment charges, the effect of this is to reduce your amortization expense in future periods.

b) We see your disclosure on page F-10 regarding your goodwill impairment evaluation. Based on your response to prior comment 55, it appears that you were unable to estimate the future cash flows from the technology and customers. Tell us how you were able to carry out this impairment evaluation given these statements in your response.

c) You state in your response that you were unable to determine the market value of the patents with reasonable accuracy. However, in your filing, you state that you determined that "the book value of the assets acquired...approximated the fair market value." Please supplementally reconcile these contradicting statements.

d) Further to point (c) above, tell us and revise your filing to discuss in Management`s Discussion and Analysis the factors you considered in negotiating a purchase price of the entity if you were not able to estimate the future cash flows from the technology and customer relationships.

e) Notwithstanding the above, your disclosures in the filing should be revised to clearly indicate that the patents were recorded at cost because you were unable to determine the market value of these patents.

f) In addition, you should clearly disclose that you were not able to determine a value for trademarks and customer relationships, and thus no amounts were allocated to those intangible assets.

Interim Financial Statements as of September 30, 2004

19. Please supplementally tell us the source of the funds that were used to pay down the revolving credit facility subsequent to September 30, 2004. If the source of the funds was new debt or an equity infusion, you should revise your disclosures throughout the filing to disclose that fact, and discuss the impact of that transaction on this offering.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Vaughn at (202) 824-5387, or Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984, if
you have questions regarding our comments on the financial
statements
and related matters.  Please contact Tim Buchmiller at (202) 824-
5354
or me at (202) 942-1880 with questions regarding our comments on any other part of your filing.

      Sincerely,



      Peggy A. Fisher
      Assistant Director


cc:	Patrick Daugherty, Esq. (via fax)
	Carolyn T. Long, Esq. (via fax)
      J. Christopher Wiltshire, Esq. (via fax)
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Veri-Tek International, Corp.
December 6, 2004
Page 7